U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
             For Period Ended:  June 30, 2001

                    [ ]  Transition Report on Form 10-K
                    [ ]  Transition Report on Form 20-F
                    [ ]  Transition Report on Form 11-K
                    [ ]  Transition Report on Form 10-Q
                    [ ]  Transition Report on Form N-SAR
                    For the Transition Period Ended:

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     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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                        RETURN ON INVESTMENT CORPORATION
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Full Name of Registrant

                                       N/A
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Former Name if Applicable

                       1825 BARRETT LAKES BLVD, SUITE 260
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Address of Principal Executive Office (Street and Number)

                             KENNESAW, GEORGIA 30144
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  |  (a) The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense.
     |
[X] | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof will be filed on or before
     |      the fifth calendar day following the prescribed due date; and
     |
[X]  |  (c) The  accountant's  statement  or  other  exhibit  required  by  Rule
     |      12b-25(c) has been attached if applicable. N/A
     |

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PART III - NARRATIVE
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Immediately prior to the filing deadline, it was determined that more specific quantification of the trends and results reported in the Management's Discussion and Analysis or Plan of Operation section would be required. This quantification required significant additional work over the weekend of September 29 and 30, and the resulting delay could not have been eliminated without unreasonable effort or expense. Because of the significance of this section of the document and its relationship to the financial statements, the registrant elected to withhold filing the entire report until the additional disclosures could be completed. The report will be filed within the period specified in Rule 12b-25(b)(2) under the Securities Exchange Act of 1934, as amended.

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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact for this notification

Charles Pecchio                                770             517-4750
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(Name)                                      (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] YES  [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [X] YES  [ ] NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenue for 2001 was $3,774,664 as compared to $2,193,265 for 2000. Total operating expenses for 2001 increased to $6,532,958 from $2,774,698 for 2000. Net loss for 2001 was $(2,614,444) as compared to $(666,484) for 2000, and basic and diluted loss per common share for 2001 was $(0.28) as compared to $(0.11) for 2000.

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                        RETURN ON INVESTMENT CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 1, 2001            By: /s/ Charles Pecchio
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                                 Name:   Charles Pecchio
                                 Title:  President and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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